9870 Plano Road Dallas, Texas 75238 Phone (972) 686-0369 Fax (972) 681-9687

July 25, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Cubic Energy, Inc.
Registration Statement on Form S-1
File No. 333-193298, as amended (the “Registration Statement”)

Dear Sirs:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Cubic Energy, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on July 30, 2014, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Gray Reed & McGraw PC, attention: David R. Earhart at (469) 320-6041.

Very truly yours,

CUBIC ENERGY, INC.

By:	/s/ Jon S. Ross
Jon S. Ross
Executive Vice President and Secretary